UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 19, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

This Form 6-K consists of the legal opinions which appear below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

March 19, 2014

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated February 21, 2014 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Prospectus Supplement dated February 21, 2014 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Product Supplement dated February 21, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated February 21, 2014 relating to the Trigger Phoenix Autocallable Optimization Securities, the Final Terms Supplement dated March 14, 2014 relating to the FB CARAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 14, 2014 relating to the BIIB Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 14, 2014 relating to the BTU1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 14, 2014 relating to the BTU2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 14, 2014 relating to the CELG1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 14, 2014 relating to the CELG2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 14, 2014 relating to the DAL Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 14, 2014 relating to the FB1 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 14, 2014 relating to the FB2 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 14, 2014 relating to the FB3 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 14, 2014 relating to the FB4 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 14, 2014 relating to the GILD Securities (as defined in Annex A hereto), the Final Terms Supplement dated March 14, 2014 relating to the PHM Securities (as defined in Annex A hereto) and the Final Terms Supplement dated March 14, 2014 relating to the URI Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated March 19, 2014 representing the FB CARAOS Securities, (d) the Global Security dated March 19, 2014 representing the BIIB Securities, (e) the Global Security dated March 19, 2014 representing the BTU1 Securities, (f) the Global Security dated March 19, 2014 representing the BTU2 Securities, (g) the Global Security dated March 19, 2014 representing the CELG1 Securities, (h) the Global Security dated March 19, 2014 representing the CELG2 Securities, (i) the Global Security dated March 19, 2014 representing the DAL Securities, (j) the Global Security dated March 19, 2014 representing the FB1 TPAOS Securities, (k) the Global Security dated March 19, 2014 representing the FB2 TPAOS Securities, (l) the Global Security dated March 19, 2014 representing the FB3 TPAOS Securities, (m) the Global Security dated March 19, 2014 representing the FB4 TPAOS Securities, (n) the Global Security dated March 19, 2014 representing the GILD Securities, (o) the Global Security dated March 19, 2014 representing the PHM Securities, (p) the Global Security dated March 19, 2014 representing the URI Securities, (q) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (r) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (r) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Contingent Absolute Return Autocallable Optimization Securities due March 23, 2015 (Linked to the common stock of Facebook, Inc.) (the “FB CARAOS Securities”)	$192,000.00
Trigger Phoenix Autocallable Optimization Securities due March 23, 2015 (Linked to the common stock of Biogen Idec Inc.) (the “BIIB Securities”)	$160,130.00
Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the common stock of Peabody Energy Corporation) (the “BTU1 Securities”)	$1,140,000.00
Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the common stock of Peabody Energy Corporation.) (the “BTU2 Securities”)	$1,809,000.00
Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the common stock of Celgene Corporation) (the “CELG1 Securities”)	$300,000.00
Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the common stock of Celgene Corporation) (the “CELG2 Securities”)	$300,000.00
Trigger Phoenix Autocallable Optimization Securities due March 23, 2015 (Linked to the common stock of Delta Air Lines, Inc.) (the “DAL Securities”)	$111,010.00
Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the common stock of Facebook, Inc.) (the “FB1 TPAOS Securities”)	$327,000.00
Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the common stock of Facebook, Inc.) (the “FB2 TPAOS Securities”)	$300,000.00
Trigger Phoenix Autocallable Optimization Securities due March 23, 2015 (Linked to the common stock of Facebook, Inc.) (the “FB3 TPAOS Securities”)	$131,100.00
Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the common stock of Facebook, Inc.) (the “FB4 TPAOS Securities”)	$450,000.00
Trigger Phoenix Autocallable Optimization Securities due September 21, 2015 (Linked to the common stock of Gilead Sciences, Inc.) (the “GILD Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due March 23, 2015 (Linked to the common stock of PulteGroup, Inc.) (the “PHM Securities”)	$727,000.00
Trigger Phoenix Autocallable Optimization Securities due March 23, 2015 (Linked to the common stock of United Rentals, Inc.) (the “URI Securities”)	$203,470.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

March 19, 2014

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Securities LLC (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Financial Services, Inc. and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated October 1, 2013 relating to Reverse Convertibles and the Pricing Supplement dated March 14, 2014 relating to the Securities, each constituting a part thereof, (b) the Indenture, (c) the Global Security dated March 19, 2014 representing the Securities, (d) the UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (e) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (e) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Reverse Convertibles due June 19, 2014 (Linked to the common stock of First Solar, Inc.)	$250,000.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

March 19, 2014

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated October 9, 2012 relating to the Airbag Autocallable Yield Optimization Notes, the Product Supplement dated January 31, 2012 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Product Supplement dated January 23, 2013 relating to the Trigger Phoenix Autocallable Optimization Securities, the Pricing Supplement dated March 14, 2014 relating to the AEM Securities, the CX Securities, the FIVE Securities, the INCY Securities and the OAS Securities (each, as defined in the Annex A hereto), the Pricing Supplement dated March 14, 2014 relating to the CTRX Securities, the MDVN Securities and the RIO Securities (each, as defined in the Annex A hereto) and the Pricing Supplement dated March 14, 2014 relating to the SX5E and MXEF Securities (as defined in the Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated March 19, 2014 representing the AEM Securities, (d) the Global Security dated March 19, 2014 representing the CX Securities, (e) the Global Security dated March 19, 2014 representing the FIVE Securities, (f) the Global Security dated March 19, 2014 representing the INCY Securities, (g) the Global Security dated March 19, 2014 representing the OAS Securities, (h) the Global Security dated March 19, 2014 representing the CTRX Securities, (i) the Global Security dated March 19, 2014 representing the MDVN Securities, (j) the Global Security dated March 19, 2014 representing the RIO Securities, (k) the Global Security dated March 19, 2014 representing the SX5E and MXEF Securities, (l) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (m) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (m) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Airbag Autocallable Yield Optimization Notes due March 19, 2015 (Linked to the common shares of Agnico-Eagle Mines Limited) (the “AEM Securities”)	$3,290,000.00
Airbag Autocallable Yield Optimization Notes due March 19, 2015 (Linked to the American depositary shares of CEMEX, S.A.B. de C.V.) (the “CX Securities”)	$3,790,000.00
Airbag Autocallable Yield Optimization Notes due March 19, 2015 (Linked to the common stock of Five Below, Inc.) (the “FIVE Securities”)	$2,753,000.00
Airbag Autocallable Yield Optimization Notes due March 19, 2015 (Linked to the common stock of Incyte Corporation) (the “INCY Securities”)	$6,199,000.00
Airbag Autocallable Yield Optimization Notes due March 19, 2015 (Linked to the common stock of Oasis Petroleum Inc.) (the “OAS Securities”)	$5,588,000.00
Contingent Absolute Return Autocallable Optimization Securities due March 23, 2015 (Linked to the common stock of Catamaran Corporation) (the “CTRX Securities”)	$4,667,000.00
Contingent Absolute Return Autocallable Optimization Securities due March 23, 2015 (Linked to the common stock of Medivation, Inc.) (the “MDVN Securities”)	$3,516,290.00
Contingent Absolute Return Autocallable Optimization Securities due March 23, 2015 (Linked to the American depositary shares of Rio Tinto plc) (the “RIO Securities”)	$691,700.00
Trigger Phoenix Autocallable Optimization Securities due March 20, 2024 (Linked to the least performing index between the EURO STOXX 50® Index and the MSCI® Emerging Markets IndexSM) (the “SX5E and MXEF Securities”)	$3,758,450.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 19 March 2014